Eilenberg & Krause LLP

11 EAST 44TH STREET

NEW YORK, NEW YORK 10017
TELEPHONE: (212) 986-9700

FACSIMILE: (212) 986-2399

November 16, 2006

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Applied NeuroSolutions, Inc. (the “Company”),
Form 10-KSB for the Fiscal Year
Ended December 31, 2005
File No. 1-13835

Dear Mr. Rosenberg:

On behalf of the Company, we are responding to your letter dated November 3, 2006 (the “Comment Letter”) to David Ellison, Chief Financial Officer of the Company, with respect to the above referenced filing. Set forth below are the points raised in the Comment Letter and the responses of the Company to the Staff’s Comment Letter. In our response, we have referred to the heading and comment number in the Comment Letter.

The Company has taken into account the comments received when preparing its recently filed Form 10-QSB for the quarter ended September 30, 2006. The Company will file via EDGAR an amended Form 4 for Robert S. Vaters, originally filed June 28, 2006, and an amended Form 4 for Ellen R. Hoffing, originally filed September 20, 2006. These amended reports will be filed in connection with the Company’s response herein.

Form 10-KSB for the year ended December 31, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note 5: Stock Option Plan,  page 48

1.
You disclose that you have issued approximately 2.4 million options in excess of the 12 million shares authorized under your plan. In your June 30, 2006 Form 10-QSB you disclose that your shareholders did not approve your proposed increase in the number of authorized shares under your plan to 20 million and that you have approximately 14.1 million shares outstanding at June 30, 2006. Please address the following issues:

a.	Please explain to us how you can reflect options in excess of your plan authorization as granted and outstanding.
b.
Please explain to us your accounting for the options in excess of the 12 million authorized level both before and after your adoption of SFAS 123R. In your response, please tell us how your accounting complies with the guidance in paragraphs 86 and 87 of FIN 44 regarding shareholder approval of option plans and the definition of a grant date provided in Appendix E of SFAS 123R.

c.	Please explain to us how you granted 4.6 million options to outside directors on June 27, 2006 if you did not have shares available for grant under your plan.
d.
Please explain to us how you granted your new Chief Executive Officer and President, Ms. Ellen R. Hoffing, 6 million stock options and 400,000 shares of restricted stock as disclosed in your Form 8-K dated August 29, 2006 if you did not have shares available for grant under your plan.

e.
It appears that you have mistakenly omitted the table on page 41 disclosing your pro-forma operating results for 2005 and 2004 if you had accounted for your stock-based compensation under SFAS 123. Please provide us the omitted table.

Response:

a.  The Company reflected as outstanding the options granted in excess of the number of shares available for issuance under the Company’s 2003 Stock Option Plan (the “Plan”) because such grants were validly approved under Delaware law.

Under Delaware corporate law, the excess option grants, even if they represent the right to purchase shares in excess of the number of shares reserved under the Plan, nevertheless are valid and binding contracts between the Company and the option holders since the Company’s Board of Directors (the “Board”) duly approved those grants. The validity of such grants under Delaware law was not affected by the Plan’s requirement that an increase in the number of shares under the Plan be approved by stockholders. Thus, while the excess options do not fall under the Plan, they are still valid and outstanding as non-Plan options.

b.  Prior to January 1, 2006, the Company accounted for its stock-based compensation plans, including the excess options, under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and accordingly, recognized no compensation expense related to the excess stock options (as well as to stock-based plans).

Beginning January 1, 2006, the Company accounted for its stock-based compensation plans, including the excess options, pursuant to Statement No. 123R, Share-Based Payment (SFAS 123R), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value.  The Company applies SFAS 123R on the modified prospective basis with respect to its stock-based compensation plans, including the excess options.

Under the modified prospective approach, the Company applies SFAS 123R to new awards and to awards that were outstanding on January 1, 2006 (which includes the excess options) that are subsequently modified, repurchased or cancelled. Under the modified prospective approach, the Company recognized compensation cost for the second quarter of fiscal 2006, including with respect to the cancellation of the excess options, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Prior periods were not restated to reflect the impact of adopting the new standard.

The Company’s accounting as to the grant of excess options complies with the definition of “date of grant” in Appendix E to SFAS 123R, because such grants were not made subject to stockholder approval. The Company sought stockholder approval for the excess option grants only in so far as such grants pertained to executive officers and independent directors. The Company sought the stockholder vote because the grants to the executive officers and independent directors were made prior to stockholder approval of the increase in the Plan. The Company deemed it prudent to obtain such stockholder approval as part of good corporate governance practice, as well as in anticipation of applying for listing of the Company’s shares for trading on an exchange or on NASDAQ (which may require listed companies to obtain stockholder approval of certain grants to officers and directors under option plans not approved by stockholders).

c.  The Company’s stockholders failed to approve proposal three in the Company’s proxy statement for its 2006 annual meeting of stockholders, which proposal included ratification of the grants in 2005 of options to executive officers and independent directors to purchase approximately 3.6 million shares of common stock (the “Excess Options”). As a result of the stockholder vote, the Company canceled the Excess Options and the approximately 3.6 million shares of the Company’s common stock underlying such Excess Options became available for future grants under the Plan; so that of the Plan’s 12 million authorized shares, there were options outstanding to purchase approximately 10.0 million shares. Consequently, of the 4.6 million options granted to outside directors on June 27, 2006, only 600,000 of those options were granted under the Plan. The remaining 4,000,000 options were a non-plan option grant to the Company’s newly appointed Chairman, Robert S. Vaters. These options were erroneously reported as a grant under the Plan in his Form 4, which is being amended to reflect that such options are a non-plan grant.

d.  The grant to the Company’s new CEO, Ellen R. Hoffing of (i) options exercisable to purchase up to six million shares of the Company’s common stock and (ii) 400,000 shares of restricted stock, were grants that were made pursuant to terms of Ms. Hoffing’s employment and not pursuant to the Plan. The options were erroneously reported as grants under the Plan in Ms. Hoffing’s Form 4, which is being amended to reflect that such options are non-plan grants and to make clear that the restricted shares were also granted pursuant to terms of Ms. Hoffing’s employment (even though the restricted shares were not reported as grants under the Plan on Ms. Hoffing’s Form 4 as originally filed).

e.  The Company has included with this letter a copy of the table disclosing the Company’s pro-forma operating results for 2005 and 2004 as if the Company had accounted for its stock-based compensation under SFAS 123.

The Company’s written acknowledgement as requested in the Comment Letter is annexed to this letter.

If you have any questions about this letter, please call David Ellison, the Chief Financial Officer of the Company, or Adam Eilenberg or Bill Dauber of this office (212-986-9700).

We appreciate your prompt and diligent attention and turnaround.

Sincerely,

/s/William R. Dauber

William R. Dauber

cc: David Ellison, Applied NeuroSolutions, Inc.

Applied NeuroSolutions, Inc.
50 Lakeview Parkway, Suite 111
Vernon Hills, IL 60061

November 16, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Pursuant to your letter dated November 3, 2006 (the "Comment Letter") addressed to the undersigned with respect to the annual report on Form 10-KSB of Applied NeuroSolutions, Inc. (the “Company”) for the year ended December 31, 2005, File No. 1-13835, the Company hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/David Ellison

David Ellison
Chief Financial Officer

(i) Stock Option Plan

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and SFAS Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS Statement No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Year Ended December 31,
	2005	2004
Net loss: Net loss attributable to common shareholders, as reported	$(2,620,641)	$(2,800,526)
Add stock-based employee compensation expense included in reported net loss, net of tax	297,009	1,535
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(513,612)	(238,040)
Pro forma net loss attributable to common shareholders	$(2,837,244)	$(3,037,031)
Basic net loss attributable to common shareholders per common share:
As reported	$(0.03)	$(0.03)
Pro forma	$(0.03)	$(0.03)

The weighted average estimated fair value of the options granted in 2005 and 2004 was $0.17 and $0.10, respectively, based on the Black-Scholes valuation model using the following assumptions:

	2005	2004

Risk-free interest rate	3.73%	3.00%
Dividend yield	0.00%	0.00%
Expected volatility	75.00%	75.00%
Expected life in years, average	4	4

From time to time, the Company has issued equity awards to non-employees. In these instances, the Company applies the provisions of SFAS No. 123 and EITF No. 96-18 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services which results in the recognition of expense related to these awards over the vesting or service period of an amount equal to the estimated fair value of these awards at their respective measurement dates (see Note 3).